Exhibit (a)(3)

SIRIUS XM RADIO INC.

(successor to XM Satellite Radio Inc.)

NOTICE TO HOLDERS

of the 7% Exchangeable Senior Subordinated Notes due 2014

(CUSIP Number: 98375YAU0)

Reference is made to the Fundamental Change Notice and Offer to Purchase issued by Sirius XM Radio Inc. (the “Company”) on February 1, 2013 (as amended by the Notice to Holders of the 7% Exchangeable Senior Subordinated Notes due 2014 issued by the Company on February 14, 2013, the “Fundamental Change Notice”) to holders (the “Holders”) of its 7% Exchangeable Senior Subordinated Notes due 2014 (the “Notes”). All capitalized terms used but not specifically defined in this notice shall have the meanings given to such terms in the Fundamental Change Notice.

The Company hereby provides notice to Holders that its previously announced offer to purchase the Notes expired at 12:00 midnight, New York City time, on March 1, 2013.

The Bank of New York Mellon, the Exchange Agent for the Notes, has advised the Company that as of March 1, 2013, none of the Notes have been tendered pursuant to the Purchase Right and $502,370,000 aggregate principal amount of Notes remain outstanding (after giving effect to exchanges of the Notes).

Pursuant to the terms of the Indenture, the Exchange Rate (as defined in the Indenture) for the Notes has reverted to 543.1372 shares of Common Stock per $1,000 principal amount of Notes (subject to subsequent adjustment as provided in the Indenture).

The Paying Agent and Exchange Agent for the Notes is:

The Bank of New York Mellon

By Regular, Registered or Certified Mail or Overnight Courier:	For Information:	By Facsimile:

The Bank of New York Mellon 101 Barclay St – 4W New York, NY 10286 Attention: Sherma Thomas	212-815-5283	212-815-5704

SIRIUS XM RADIO INC.

March 4, 2013